EXHIBIT INDEX

Exhibit No.	Description
99	Press release dated April 22, 2008, titled "Sonoma Valley Bancorp Announces Earnings for the First Quarter"

PRESS RELEASE

FOR ADDITIONAL INFORMATION:
Contact Christy Coulston,
Vice President & Marketing Director
(707) 935-3200

SONOMA VALLEY BANCORP ANNOUNCES EARNINGS FOR THE FIRST QUARTER

SONOMA, California April 22, 2008 - Sonoma Valley Bank President and Chief Administrative Officer Sean Cutting reported holding company earnings of $1,027,289 for the quarter ended March 31, 2008, compared to $1,015,898 a year ago, a gain of 1.1%. Earnings per share increased to $.46 versus $.45, a gain of 2.2% over 2007. The annualized Return on Assets was 1.39% and the annualized Return on Average Equity was 14.25%. The Book Value for the stock at period end was $12.84. During the quarter, the company paid a thirty cent ($.30) per share cash dividend.

Sonoma Valley Bancorp, the holding company for Sonoma Valley Bank, posted total assets of $298 million at March 31, 2008, up 8.3% from $275 million one year ago. Loans reached $248 million, up 11.8% from $222 million in 2007. Although the existing loan portfolio is performing well with less than one half of 1% in non performing assets, the company elected to add $220,000 to the allowance for loan losses, leaving the reserve at 1.51% of gross loans. Sonoma Valley Bank was not a participant in the sub-prime mortgage market, however the company is not immune to significant and rapid fluctuations in real property valuations, particularly in the Sonoma Valley. The company will continue to closely monitor the performance of the loan portfolio and the adequacy of the reserve account.

While 2008 continues to be a very challenging environment for the financial services sector, the company's strategies for growth and plans for deploying more sophisticated technology make it well-positioned to gain market share and promote continued profitability.

For the fifteenth year, Findley Reports, Inc. named Sonoma Valley Bank to its list of **SUPER PREMIER PERFORMING BANKS** in 2007, based upon the company's consistent earnings and strong capital position. Only 4 community banks in California have achieved this top rated status for at least 15 years. Sonoma Valley Bank was also recognized by the Community Bankers of California as one of the **top 10 "Performance All-Stars"** for 2007 based upon Return on Assets, Return on Equity and Efficiency Ratio for all California community banking institutions.

Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is **SBNK**.

This press release may contain forward-looking statements, which are not historical facts, but which management believes are a benefit to shareholders. These forward looking statements may include management's expectations regarding future events and performance of its subsidiary, Sonoma Valley Bank, including such items as operating efficiencies, projected growth in loans and deposits, future operating results and forecasts, net interest margin, strength of the local economy where Sonoma Valley Bank principally operates, and federal fiscal policies. Future events are difficult to predict and such forward-looking statements contained in this press release which are not historical facts are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed, including, but not limited to, certain changes in the local economy, changes in interest rates and federal fiscal policies, and changes in competition. In addition, the Company discusses certain other risks and uncertainties related to its operations in its reports filed with the Securities and Exchange Commission, which risks and discussion should be read in conjunction with this press release. The Company assumes no obligation to publicly revise forward-looking statements to reflect subsequent events or changed circumstances.